Exhibit (a)(5)(F)
KING EXTENDS TENDER OFFER FOR ALPHARMA
BRISTOL, TENNESSEE — December 22, 2008 — King Pharmaceuticals, Inc. (NYSE: KG) today announced that it has extended its previously announced $37.00 per share cash tender offer for all outstanding shares of Class A Common Stock of Alpharma Inc. (NYSE: ALO). The tender offer, which was scheduled to expire at 5:00 p.m., New York City time, on Friday, December 19, 2008, has been extended until 10:00 a.m., New York City time, on December 29, 2008, unless further extended. All other terms and conditions of the tender offer remain unchanged.
As of 5:00 p.m., New York City time, on December 19, 2008, a total of 38,619,166 shares of Class A Common Stock of Alpharma (including 6,018,906 shares subject to guarantees of delivery), were validly tendered and not withdrawn pursuant to the tender offer. This represents approximately 92.2% of all outstanding shares of Class A Common Stock of Alpharma.
Credit Suisse and Wachovia Securities are acting as financial advisors, and Dewey & LeBoeuf LLP is acting as legal counsel, to King. Innisfree M&A Incorporated is acting as information agent for King’s tender offer.
About King Pharmaceuticals, Inc.
King, headquartered in Bristol, Tennessee, is a vertically integrated branded pharmaceutical company. King, an S&P 500 Index company, seeks to capitalize on opportunities in the pharmaceutical industry through the development, including through in-licensing arrangements and acquisitions, of novel branded prescription pharmaceutical products and technologies that complement the Company’s focus in specialty-driven markets, particularly neuroscience, hospital and acute care. King strives to be a leader and partner of choice in bringing innovative, clinically-differentiated medicines and technologies to market.
Important Additional Information about the Tender Offer
This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Alpharma Class A Common Stock. The solicitation and offer to buy Alpharma’s Class A Common Stock is only being made pursuant to the tender offer statement (including the amended and restated offer to purchase, the letter of transmittal and other offer documents), filed with the SEC on December 8, 2008, as amended or supplemented from time to time. The tender offer is scheduled to expire at 10:00 a.m., New York City time, on December 29, 2008, unless extended. Investors and security holders are urged to read the tender offer statement (including the amended and restated offer to purchase, the letter of transmittal and other offer documents) and any amendments or supplements thereto and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Investors and security holders can obtain free copies of any such documents filed with the SEC by King at www.kingpharm.com and through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to King’s information agent, Innisfree M&A Incorporated, at (877) 687-1875.

Contacts:
For King Pharmaceuticals:
James E. Green	Dan Katcher / Andrew Siegel
Executive Vice President, Corporate	Joele Frank, Wilkinson Brimmer Katcher
Affairs	212-355-4449
423-989-8125

David E. Robinson
Senior Director, Corporate Affairs
423-989-7045
EXECUTIVE OFFICES
KING PHARMACEUTICALS, INC.
501 FIFTH STREET, BRISTOL, TENNESSEE 37620